ARKEMA RECEIVED

2009 MAY 28 A 2:41

May 26th, 2009

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

09046269

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press Releases :
  1. Proposed appointment of Marc Pandraud as Director of Arkema

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, May 18th 2009

Proposed appointment of Mr Marc Pandraud as Director of Arkema

The Board of Directors of Arkema has decided to propose to the next Ordinary General Meeting on June 15th 2009 to appoint Mr Marc Pandraud as Director of the Company.

Born on June 22nd 1958, Mr Marc Pandraud is a graduate of *Ecole Supérieure de Commerce*, Paris. He is to head Deutsche Bank's activities in France from June 2009. Mr Marc Pandraud began his career as an auditor with Peat Marwick Mitchell (1982 - 1985). Subsequently he was Vice President of Bear Stearns & Co Inc (1985 - 1989), Chief Executive of SG Warburg France SA (1989 - 1995), Chief Executive of Deutsche Morgan Grenfell (1995 - 1998), then Chief Executive in charge of investment banking (1998). He later joined Merrill Lynch as Chief Executive of Merrill Lynch & Co Inc and Chief Executive of Merill Lynch France (1998) before becoming President of Merrill Lynch France (2005 - March 2009).

Mr Marc Pandraud is a *Chevalier de l'ordre national du Mérite*.

" If this appointment is approved by the Shareholders Meeting, Arkema's Board of Directors will beneficially draw on Marc Pandraud's experience and wide-ranging skills. His presence will boost the Board's complementarity ", stated Thierry Lè Hénaff, Chairman and Chief Executive Officer of Arkema.

Should the Shareholders Meeting approve this resolution together with those relating to the renewal of the directors' mandates, Arkema's Board will comprise nine directors, seven of whom with independent status.

All documents and information relating to this Annual General Meeting will be made available to the shareholders in accordance with the current legal and regulatory requirements. The Notice of this Annual General Meeting, which includes this proposed appointment, is due out on May 25th 2009.

www.finance.arkema.com

A global chemical company and France's leading chemicals producer, Arkema consists of three businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.6 billion euros. Arkema has 15,000 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com